Exhibit 99.2

Option and Restricted Stock Grants in Company Class A Common Stock to Steven L. Williamson

	Stock
Equity	Incentive	Type of		Exercise
Grant	Plan	Grant	Grant Date	Price	Vested	Unvested
100,000	2000 Stock Option Plan	ISO Option Grant	5/2/2005	$2.11	100,000	0
50,000	2007 Equity Incentive Plan	ISO Option Grant	6/10/2008	$1.50	37,500	12,500
40,000	2007 Equity Incentive Plan	Restricted Stock Grant	6/15/2009	N/A	40,000	0